Exhibit 99.1

NEWS RELEASE

Toronto, November 29, 2023

Cobre Panama Additional Operations Update

Franco-Nevada Corporation (“Franco-Nevada”) (TSX: FNV) (NYSE: FNV) notes that its partner, First Quantum Minerals Ltd. (“First Quantum”), has issued an update reporting that due to the continued illegal blockades at the Punta Rincon port and roads to the site, the Cobre Panama mine has suspended commercial production and is applying a program of preservation and safe maintenance of the plant and facilities.

For more detailed information, please refer to First Quantum’s news release dated November 28, 2023.

Franco-Nevada further notes that its revised 2023 GEO guidance issued on November 20, 2023, remains unchanged as it assumed no further contributions from Cobre Panama from such date.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to the safe maintenance and preservation of facilities at Cobre Panama, and Franco-Nevada’s revised guidance for 2023. The outcome of these matters could have a material adverse impact on the revenue Franco-Nevada derives from its streaming arrangements relating to Cobre Panama and on Franco-Nevada’s results of operations and financial condition. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions relating to Franco-Nevada’s business and assets, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.